William Gleeson
Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012
212.226.4351
wgleeson@appliedminerals.com

December 20, 2013

By EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention:  James Lopez

Re: Applied Minerals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 19, 2013
File No. 333-191532

Dear Mr. Lopez:

We have filed an amended registration statement.

1. We have added a section entitled “Related Party Transactions,” which sets forth information about transactions with funds that David Taft, a director, manages.

2.  We have added Language on the cover page of the registration statement and on the cover page and in the summary and “the offering” of the prospectus indicating that given the Company’s financial situation, it is likely that for the foreseeable future, the Company will pay interest in the form of notes..

Very truly yours,

/s/ William Gleeson

William Gleeson